UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

(check one):      X      Form 10-K    _____ Form 20-F       _____ Form 11-K
                  ------
                  ______ Form 10-Q    _____ Form N-SAR


         For Period Ended:  December 31, 2000
                            ----------------------------------

         ___      Transaction Report on Form 10-K
         ___      Transaction Report on Form 20-F
         ___      Transaction Report on Form 11-K
         ___      Transaction Report on Form 10-Q
         ___      Transaction Report on Form N-SAR

         For Transaction Period Ended:  ___________

Read Instructions Before Preparing Form.  Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART 1- REGISTRANT INFORMATION

MERISEL, INC.

Full Name of Registrant

         N/A
--------------------------------------------------------------------------------
Former Name if Applicable

200 Continental Blvd.
--------------------------------------------------------------------------------
Address of Principal Executive Office (Street and Number)

El Segundo,   California     90245
--------------------------------------------------------------------------------
City, State and Zip Code

PART II- RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

         (a)      The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
         (b)      The subject annual report, semi-annual report, transition
                  report on Form 10-K, 20-F, 11-K, Form  N-SAR,  or portion
                  thereof,  will be filed on or before the  fifteenth calendar
     X            day following  the  prescribed  due date;  or the subject
     -            quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached, if applicable.

PART III- NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed)

                  Because of the sale of the Company's MOCA business in the fourth quarter of 2000 and the recent wind-down of the Company's U.S. distribution business, the audit of the Company's financial statements for the year ended December 31, 2000 has not been completed. Because the narrative disclosures required in Form 10-K substantially relate to the Registrant's audited financial statements, the Registrant, without unreasonable effort or expense, cannot complete such narrative disclosures until such audit is complete. As a result, the Company has not been able to complete its Annual Report on Form 10-K by March 30, 2001, the required filing date.


PART IV- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Timothy N. Jenson          310                       615-3080
------------------         -------------             --------------------------
(Name)                     (Area Code)               (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports been filed? If answer is no, identify report(s).
                                                    X    Yes          ___ No
                                                   ----



(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                    X     Yes         ___ No
                                                   ------
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         For the reasons described above, the Company's financial statements for the year ended December 31, 2000 have not been finalized.

                                            MERISEL, INC.
------------------------------------------------------------------------------
                                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date   March 30, 2001                        By /s/ Timothy N. Jenson
     ---------------------------            -------------------------------
                                             Timothy N. Jenson
                                             Chief Financial Officer